               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 11-K




     (Mark One)

     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999

                      OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                 to


                 Commission file number  1-6262

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)

                        200 East Randolph
                     Chicago, Illinois 60601

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BP Amoco p.l.c.
                         Britannic House
                        1 Finsbury Circus
                    London EC2M 7BA, England

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                            SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          BP AMOCO EMPLOYEE SAVINGS PLAN

                          By Plan Administrator




Date: June 26, 2000     /s/ John F. Campbell
                        John F. Campbell
                        Senior Vice President of Human Resources
                        BP Amoco Corporation

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                 REPORT OF INDEPENDENT AUDITORS


To the Investment Committee of BP Amoco Corporation

We have audited the accompanying statements of assets available for benefits of the BP Amoco Employee Savings Plan (formerly Amoco Employee Savings Plan) as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




Chicago, Illinois                            Ernst & Young LLP
June 22, 2000

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                                                   EIN 36-1812780
                                                     Plan No. 001

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)



           STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                     (thousands of dollars)


                                               December 31,
                                           1999           1998




Assets

Investments at fair value          $   5,527,149    $   5,073,109
Participant loans                         94,203          120,361
Net receivable (payable)                      24           (1,400)


   Assets available for benefits   $   5,621,376    $   5,192,070







The accompanying notes are an integral part of these statements.

                                                   EIN 36-1812780
                                                     Plan No. 001

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)



      STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
              For the year ended December 31, 1999
                     (thousands of dollars)



     Additions of assets attributed to:
       Participant contributions               $   114,129
       Company contributions                        80,615
       Rollover contributions                      110,086

     Transfer of net assets from Amoco
       Performance Share Plan                       52,157

     Investment Income:
       Net realized and unrealized
         appreciation in fair value
         of investments                          1,077,711
       Interest and dividends                      127,895

         Total additions                         1,562,593


     Deductions of assets attributed to:
       Distributions to participants            (1,131,107)
       Administrative expenses                      (2,180)

         Total deductions
                                                (1,133,287)

     Net increase in assets
      during the year                              429,306

     Assets available for benefits:

       Beginning of year                         5,192,070

       End of year                             $ 5,621,376




The accompanying notes are an integral part of these statements.

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)

                  NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

      BP  Amoco  Corporation (the "Company") established  the  BP
Amoco  Employee Savings Plan (formerly the Amoco Employee Savings
Plan) (the "Plan") effective July 1, 1955. The Plan was renamed, amended and restated effective April 7, 2000. See Note 6.

      The following brief description of the Plan, as it existed in 1999, is provided for general informational purposes only. Unless otherwise indicated, all descriptions in these notes relate to the Plan as it existed in 1999. Participants should refer to the Plan document for more complete information.

      The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the Trustee and recordkeeper of the Plan. The Company reserves the right to make any changes to or terminate the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Generally, an employee of any participating affiliated company who is not eligible to participate in a separate defined contribution Company-sponsored plan, or who is represented by a labor organization that has bargained for and agreed to the provisions of the Plan, is eligible to participate in the Plan.

     Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. Participants may elect to invest in eight investment fund options as provided by the Plan. A specified portion of the employee contribution, up to a maximum of 7 percent, is matched by the Company in the form of contributions which are initially made to the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment in the BP Amoco Stock Fund and reinvest the proceeds in one or more of the other available investment alternatives up to two times a month.

      The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions may be used to reduce Company matching contributions or to offset administrative expenses of the Plan. Forfeitures, expressed in thousands of dollars, totaled $3,435 in 1999. In accordance with the Plan document, the Company elected to fund

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)


            NOTES TO FINANCIAL STATEMENTS (continued)


$4,199 and $937 of Company matching contributions, expressed in thousands of dollars, during 1999 and 1998, respectively, from forfeitures held in the Money Market Fund.

      All reasonable and necessary Plan administrative expenses are paid out of the Plan trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options. Fees and expenses associated with U.S. Savings Bonds are paid as costs and expenses of the Plan.

      In 1999, net assets, expressed in thousands of dollars, totaling $52,157 were transferred from the Amoco Performance Share Plan ("APSP") which was terminated in August 1999. The APSP trust was terminated in March 2000 and all remaining assets, totaling approximately $49 million, were transferred into the Plan.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting.    The financial statements of the Plan are
prepared under the accrual method of accounting.

Estimates.       The  preparation  of  financial  statements   in
conformity with generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. BP Amoco p.l.c. American Depositary Shares ("ADSs") were valued at the closing market price on the New York Stock Exchange. Investments in common collective trust funds are based on quoted market prices of the underlying assets. Series "EE" Bonds are valued at the current redemption value prescribed by U.S. Treasury Department regulations. Interests in the Money Market Fund and participant loans are valued at cost which approximates fair value.

Reclassification.   Certain  amounts  in   the   1998   financial
statements  have  been  reclassified  to  conform  to  the   1999
presentation.

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)


            NOTES TO FINANCIAL STATEMENTS (continued)


3.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's assets are as follows:

                     .                            December 31,
                                               1999       1998
                                            (thousands of dollars)

  BP Amoco p.l.c. ADSs                      $3,136,660  $2,731,049
  U.S. Cash Management Fund for
    Directed Trusts                         $  867,420  $ 851,958
  BT Pyramid Equity Index Fund              $  924,758  $ 943,438


During 1999, investments (including investments bought, sold and held) appreciated in value as follows:
                                           (thousands of dollars)

       BP Amoco p.l.c. ADSs                   $   841,010
       Common collective trust funds              236,701

       Total                                  $ 1,077,711


4.   PARTICIPANT LOANS

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.


5.   TAXES

      The Internal Revenue Service ruled April 17, 2000, that the Plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination

                 BP AMOCO EMPLOYEE SAVINGS PLAN
             (formerly Amoco Employee Savings Plan)


            NOTES TO FINANCIAL STATEMENTS (continued)

letter. However, the Plan Administrator and Trustee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company reserves the right to make any amendments necessary to maintain the qualification of the Plan and Trust.


6.  SUBSEQUENT EVENTS

      Effective April 6, 2000, the trust agreement with State Street Bank was amended to establish the BP Amoco Master Trust for Employee Savings Plans ("Master Trust"). The assets of the BP America Inc. Master Trust, which holds the assets of other Company savings plans, were merged into the Master Trust.

     Effective April 7, 2000, the BP America Capital Accumulation Plan ("CAP Plan") was merged into the Plan and the Plan was amended and restated to make the following and other changes:
Fidelity Investments Institutional Services Company, Inc. became the Plan's recordkeeper, additional investment fund options were added to the Plan, and the Plan's name was changed to "BP Amoco Employee Savings Plan."

      Effective with the merger of the CAP Plan into the Plan, certain participants in the Plan were transferred to other
Company sponsored savings plans.

                                                        EIN 36-1812780
                                                          Plan No. 001

                         BP AMOCO EMPLOYEE SAVINGS PLAN
                     (formerly Amoco Employee Savings Plan)
                         FORM 5500 AT DECEMBER 31, 1999

 Schedule H Line i -- Schedule of Assets Held for Investment Purposes At End of Year


                                                                            CURRENT
                                                                             VALUE
                                                                         (thousands of
     IDENTITY OF ISSUER              DESCRIPTION OF INVESTMENT             dollars)

* BP Amoco p.l.c.          BP Amoco p.l.c. American Depositary Shares    $3,136,660

  U.S. Government          U.S. Govt. Series EE - Bonds                      14,490

  Bankers Trust Company    BT Pyramid Broad Market Index Fund                76,304
                           Liquid Asset Mutual Fund                          17,653
                           BT Pyramid Equity Index Fund                     924,758
                           BT Pyramid Russell 2000 Index Fund                41,351

* State Street Bank &
  Trust Company            Daily Bond Market Fund                            69,646
                           Daily EAFE Fund                                   17,537
                           EAFE Series A Fund                                35,781
                           S&P 500 Flagship Fund                             81,966
                           Daily EAFE Bond Market Fund                       30,970
                           S&P Midcap Index Fund                             46,814
                           Midcap Index Series A Fund                        26,331
                           Short-Term Investment Fund                       139,468

  Brinson Trust Company    U.S. Cash Management Fund for Directed Trusts    867,420

*                          Participant Loans at rates ranging from
                               7.75% to 9.0%                                 94,203
                                                                         $5,621,352
  * Party in Interest

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